                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*




                    Philadelphia Consolidated Holding Corp.
                   -----------------------------------------
                               (Name of Issuer)

                           Common Stock, No Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  717528 10 3
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 7 Pages

CUSIP NO. 717 528 10 3              13G                   PAGE  2  OF  7  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James J. Maguire


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

                    5    SOLE VOTING POWER

                         2,306,746


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            880,250
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                2,306,746


                    8    SHARED DISPOSITIVE POWER

                         880,250


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,186,996



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     43.2%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 717 528 10 3              13G                   PAGE  3  OF  7  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frances Maguire


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

                    5    SOLE VOTING POWER

                         100,000


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            880,250
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                100,000


                    8    SHARED DISPOSITIVE POWER

                         880,250


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     980,250



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.1%


12   TYPE OF REPORTING PERSON*

     IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




ITEM 1.    SECURITY AND ISSUER:

           The Issuer's name is Philadelphia Consolidated Holding Corp. and its executive offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004.


Item 2.    IDENTITY AND BACKGROUND:

           This statement is being filed by James J. Maguire and Frances Maguire, both United States citizens whose principal business offices are located at Suite 100, One Bala Plaza, Bala Cynwyd, Pennsylvania 19004, with respect to shares of the Issuer's Common Stock, no par value (CUSIP Number 717528 10 3) ("Common Stock").




                              Page 4 of 7 Pages

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

           Not Applicable.

ITEM 4.    OWNERSHIP:

           James J. Maguire beneficially owns 3,186,996 shares of Common Stock representing 43.2% of the Common Stock, and Frances Maguire, the wife of James
J. Maguire, beneficially owns 980,250 shares of Common Stock, representing 16.1% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Mr. Maguire has shared power to vote or direct the vote and shared power to dispose of or direct the disposition over 880,250 shares of Common Stock, which he jointly owns with his spouse, Frances Maguire. In addition, Mr. Maguire has sole power to vote or direct the vote and sole power to dispose or direct the disposition over 1,306,746 shares of stock as a result of immediately exercisable options which Mr. Maguire holds to acquire 1,306,746 shares of Common Stock, and Frances Maguire has sole power to dispose of or direct the disposition of 100,000 shares of Common Stock. In February 1995, Mr. and Mrs. Maguire transferred 1,000,000 shares held jointly by them to Mr. Maguire individually; and Mr. Maguire then immediately transferred these shares to The James J. Maguire 1995 Annuity Trust. On March 5, 1996 and on February 21, 1997, 247,950 and 181,653 of those shares, respectively, were distributed by the Trust to Mr. Maguire, the beneficiary thereof. As long as shares remain in the Trust, Mr. Maguire has the ability to reacquire them due to a provision of the Trust allowing substitution of assets of equal value by Mr. Maguire. Mr. and Mrs. Maguire disclaim beneficial ownership of the 570,397 shares remaining in the Trust. Mr. Maguire disclaims beneficial ownership of the 100,000 shares held in Mrs. Maguire's name alone.



                              Page 5 of 7 Pages

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.


ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON:

           Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY:

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP:

           Not Applicable.



                               Page 6 of 7 Pages

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable.

ITEM 10.   CERTIFICATION:

           Not Applicable.


                                   SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.


                                               /s/ James J. Maguire
                                               ------------------------
                                               Signature

                                               James J. Maguire


                                               /s/ Frances Maguire
                                               ------------------------
                                               Signature

                                               Frances Maguire


Dated: April 18, 1997


                               Page 7 of 7 Pages